September 12, 2007

Ms. Carmen Moncada-Terry
United States Securities
and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Yukon Gold Corporation, Inc. Schedule 14A Filed August 31, 2007 File No. 0-51068

Dear Ms. Moncada-Terry:

We are responding to the letter of H. Roger Schwall, Assistant Director, dated September 12, 2007. The paragraph numbers in this letter correspond with the paragraph numbers in Mr. Schwall’s’ letter.

General

1.	The Company has confirmed to us that it does not have, and will not use, any personal solicitation materials as contemplated in Rule 14a-6(c) of the Proxy Rules.

Revocation of Consent

2.	We have replaced the language referring to “a consent bearing a later date” with the following language.

A registered shareholder who has given their consent may revoke it by sending a written revocation to the Company on or before October 5, 2007.

I will contact you shortly to make sure we have adequately addressed your comments.

Very truly yours,

Jonathan H. Gardner

cc: Paul Gorman